

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

John R. Parker Jr., Esq.
Senior Vice President, General Counsel and Strategic Initiatives
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

> **Re:** **International CCE Inc.**
> **Registration Statement on Form S-4**
> **Filed May 25, 2010**
> **File No. 333-167067**
>
> **Schedule 13E-3 relating to Coca-Cola Enterprises Inc.**
> **Filed May 25, 2010**
> **File No. 005-38029**

Dear Mr. Parker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.  We note disclosure on page 127 of the registration statement indicating that current executive officers (other than Mr. Cahillane) and directors of CCE will become executive officers and directors of New CCE following the merger and that Mr. Cahillane will continue to be employed by CCE following the Merger. We also note that Mr. Finan, a current director of CCE and executive officer of TCCC, will continue as an executive officer of TCCC following the merger. Please tell us why you believe these persons are not affiliates engaged, directly or indirectly, in the going private transaction. In

responding to this comment, please consider section 201.05 of our Compliance and Disclosure Interpretations for Going Private Transactions.

2.  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of CCE or TCCC, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

3.  Please refer to the preceding comment. We note that the current disclosure in the proxy statement/prospectus does not appear to comply consistently with the filing, dissemination and disclosure requirements of Schedule 13E-3 as to New CCE. Please revise the disclosure both in the Schedule 13E-3 and in the proxy statement/prospectus accordingly.

Introduction

4.  The last paragraph states that "…no other Filing Person takes responsibility for the accuracy of any information not supplied by any such Filing Person." As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the disclosures otherwise made in the filing, including the certification that accompanies each filing person's signature on the Schedule 13E-3. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Item 2

5.  Item 2(f) of Schedule 13E-3 refers the reader to disclosure in the Form S-4 under the heading "Interests of Certain Persons in the Merger." Please advise us what specific disclosure within that section discusses prior stock purchases by any of the filing persons along with the other information required by Item 1002(f).

Registration Statement on Form S-4

General

6.      Please tell us your basis for indicating that the registrant is an accelerated filer.

7.      Please furnish the information required by Rule 14a-5(e).  See Item 18(a)(1) of Form S-4.

Cover letter to shareholders

8.      Revise your letter to shareholders to make clear that voting in favor of the merger will have the effect of taking CCE private—with respect to the North American and related operations—and that shareholders will no longer hold any ownership interests in those North American and related operations.  Also, explain the term "going private" the first time you use it, so that shareholders will understand the purpose and effect of this transaction.

9.      Please revise to indicate whether the merger is conditioned on the Norway-Sweden acquisition.

10.     In this regard, we note the statement that the parties' obligations to complete the acquisition "are substantially the same conditions as those in the Merger Agreement."  It is unclear if you intend to seek separate shareholder approval for the Norway-Sweden acquisition.  Please revise or advise.

Summary, page 1

11.     The first sentence in your introductory paragraph states that the summary "does not contain all of the information that is important to you to understand the Transaction fully."  A summary, by its very nature, does not and is not required to contain all the detailed information that is in the prospectus.  Delete or revise this statement.  Make similar revisions to the introduction on pages 15 and 103.

12.     Please expand your disclosure to include a brief description of the significant historical and anticipated strategic relationships between the parties, including the "5-year incidence pricing arrangement" and the 10-year license agreement to be effective at closing.

13.     Please revise the description of the parties to summarize in qualitative and quantitative terms which CCE operations are being acquired by TCCC and which operations will be a part of the new public entity.  For example, we note disclosure on page 30 stating that New CCE will be a smaller company that is more narrowly focused geographically than

CCE.  Please indicate the approximate percentages of last year's revenues attributed to the two portions of CCE being separated.

14.  Also, please revise the graphic on page three to briefly indicate the approximate percentages of existing CCE that will be transferred to New CCE and TCCC after the merger.  In this regard, it is unclear why you highlight the BVI and Cayman operations in the letter to shareholders but do not indicate those operations in the graphic.

15.  With a view to disclosure, advise us in quantitative terms what consideration TCCC is providing to acquire the balance of CCE's North American business, as defined in the letter to shareholders.

16.  Please revise the reference to Affiliated Transaction Committee on page five to briefly define it.  Currently you do not provide such information until page 37.

17.  Please revise the tax discussion on page seven to summarize the IRS tax ruling disclosure on page 87 or advise.

18.  Please revise the third paragraph on page 11 and where appropriate to quantify the approximate amount of financing that New CCE needs to obtain through public or private markets.

Summary Consolidated Financial Data of CCE, page 13

19.  In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please revise the disclosure to include the information required by Item 1010(c)(4) and (5).

In addition, please be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities.  Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that CCE present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K."  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which CCE has any fixed charges.

20.     Please revise "Market Price and Dividend Information" on page 14 to either relocate the disclosure or revise to clearly indicate that the CCE figures are not indicative of what New CCE may trade for or issue in dividends, if any.

21.     Please revise to include all of the information required by Item 3(f) of Form S-4.

22.     Please revise the questions and answers to provide clear, concise answers.  For example, the answer to the question "What is the purpose of this special meeting?" does not include a statement indicating that CCE has agreed to let TCCC take the North American company private and carve out a separate entity comprised of the remaining European and certain other operations.  You also do not provide "Yes" or "No" answers to the fourth Q&A on page 16 and the second Q&A on page 19.  Please revise accordingly.

Risk Factors, page 23

23.     To place the risk in context, please revise the first risk factor on page 27 to quantify the approximate negative impact caused by the two-week labor disruption.

24.     Please revise the second to last risk factor on page 31 to address the $10 per share to be received by CCE shareholders.  Revise here and where appropriate to indicate whether the $10 per share distribution is partially intended to compensate CCE shareholders for the decrease in the value of their equity given the transfer of the portion attributable to the North American and related operations to TCCC.  We may have further comment.

25.     Please revise the first risk factor on page 33 to identify the "certain" clearances or approvals other than HSR.

26.     Please revise the first two risk factors on page 34 to clearly identify the risk.

27.     Please revise the second bullet point of the last risk factor on page 36 and where appropriate to indicate whether New CCE will be prohibited from issuing common stock for two years after the transaction.  Currently the use of "may" in the lead-in sentence is confusing.  Please revise accordingly.

Special Factors, page 37

28.     Please move the Special Factors section so that it appears in the front of the disclosure document. See Rule 13e-3(e)(1)(ii).

Background of the Merger, page 37

29.     We note the discussion relating to the Background of the Merger and the various meetings and phone conversations that took place leading up to the February 25, 2010 execution of the merger agreement.  Please revise your background discussion to identify

the parties, discussion topics, changes to the negotiated terms, and other material information regarding the substance of material discussions leading to the merger agreement.  For example, we note references to:

- "the specified concept described by CCE" on page 39,
- "the parameters" of such discussions on pages 41, 45 and elsewhere,
- "outlined an approach" on page 41,
- "the Affiliated Transaction Committee's recommendation" on page 41,
- "certain key" proposed elements on pages 42, 43, 46 and elsewhere,
- "financial aspects" on page 42 and elsewhere,
- "the parties' different views" on page 42,
- "certain of TCCC's key requirements" on page 43,
- "the criteria for value as established during the December 18, 2009 meeting" on page 45,
- "revised draft merger agreement" on pages 46, 47 and 48, and
- "various terms," "open items," "open issues" and "items" on pages 46, 47 and 48.

Currently these references do not convey meaningful information because they do not identify what the material terms were, who discussed them, how or why they changed from previous meetings, and so forth.  We provide additional comment below regarding similar disclosure. Please revise accordingly.

30.     In this regard, we note the references on page 42 to "significant disagreement" that remained between the parties with respect to the elements of a possible transaction that would affect value.  You do not, however, clarify what the significant disagreements were, what material elements were at stake, what the proposed value was or how the disagreements would affect that value.  Please revise accordingly.

31.     You reference "larger cash payment" on page 45 but it is unclear where the parties first discussed a cash payment and by how much the proposed payment increased from the previous discussion.  Please revise accordingly and briefly address the purpose of the cash payment and who proposed it and the changes to the amount.

32.     In several places you reference directions given to management by the Affiliated Transaction Committee for purposes of management's discussions with TCCC.  You do not, however, clarify what those directions were.  Please revise accordingly.

33.     Please revise the bottom of page 39 or where appropriate to address the impact, if any, the financial crisis had on the negotiations.

34.     We note that CCE and TCCC representatives discussed a business combination at various times, beginning in 2008.  We also note the longstanding contractual and other

relationships between CCE and TCCC. Please add disclosure to clarify why the parties decided to have discussions about a business combination at this time.

35. We note your references on page 39 to "the 120-day operational review." Please add disclosure briefly describing this review and its purpose.

36. Please expand your disclosure on page 40 to describe the "new competitive pressures" on CCE.

37. Please expand your disclosure on page 40 to describe briefly the "structural and operational concepts and alternatives" considered at the June 2, 2009, meeting. Refer to Item 1013(b) of Regulation M-A.

38. We note the following sentence on page 40: "The directors then discussed alternatives, including the possibility of a strategic transaction between TCCC and CCE." Please expand your disclosure to describe the alternatives that were discussed. In this regard, also revise to further clarify the extent to which CCE sought alternatives, such as a spin-off of some operations or a transaction with an unaffiliated party to dispose of the North American operations similar to the transfer to TCCC as proposed in the merger agreement. Also discuss the reasons such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

39. We note your disclosure on page 45 regarding the December 18, 2009, meeting and the January 2010 meetings. Please expand your disclosure to clarify how the amount and type of consideration was ultimately determined. In addition, please clarify why the parties decided that the merger consideration should consist of cash and stock.

40. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed all written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. For example and without limitation, it appears that representatives of Greenhill, Credit Suisse, and Lazard gave presentations on February 21, 2010, yet there is no summary of these presentations.

41. In addition, to the extent these presentations, discussions or reports discussed any specific terms or valuations, please disclose.

42. We note the disclosure on the bottom of page 49 regarding CCE's determination that the Transaction was substantively and procedurally fair to "CCE's shareowners (other than

TCCC and its affiliates).”  Similar references are found elsewhere throughout the proxy statement/prospectus.  Please note the staff considers officers and directors of the issuer as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A.  Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).  Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a).

43.  Assuming CCE will revise the disclosure in response to the preceding comment, please address how the CCE Board, or any filing person relying on the Affiliated Transaction Committee’s recommendation or the opinions of Greenhill, Credit Suisse or Lazard, is able to reach the fairness determination as to *unaffiliated* security holders, given that the Affiliated Transaction Committee’s recommendation and these financial advisors’ fairness opinions addressed fairness with respect to “CCE’s shareowners (other than TCCC and its affiliates),” and in the case of Lazard’s opinion, also addressed fairness with respect to “holders of CCE common stock (other than…holders who have perfected and not withdrawn a demand for appraisal rights).”  Please note our discussion in the preceding comment  regarding the status of directors and officers as affiliates.

CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and the CCE Board as to Fairness of the Merger, page 51

The CCE Board, page 55

44.  The second sentence of the first paragraph of this section states that “[i]n reaching its determination that the Merger Agreement and the Merger are substantively and procedurally fair and are advisable and in the best interests of the unaffiliated shareowners of CCE, the CCE Board determined that the conclusion of the Affiliated Transaction Committee that the Merger Consideration was substantively and procedurally fair to CCE’s unaffiliated shareowners was reasonable and expressly adopted the Affiliated Transaction Committee’s conclusions.”  Please revise the disclosure to reflect that the Affiliated Transaction Committee’s conclusion, as noted on page 51 and throughout the proxy statement/prospectus, speaks to fairness to “CCE and CCE’s shareowners (other than TCCC and its affiliates)” as opposed to “unaffiliated shareowners.”  Again, refer to our comment above regarding the staff’s view of officers and directors of the issuer as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

45.  The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Note that to the extent the CCE Board’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the CCE Board must

discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  This comment applies equally to the fairness determination of the other filing persons referenced in this filing as well as any filing persons added in a future amendment in response to comments one and two above.  We note for example that the analysis of the CCE Board does not appear to address the factors described in clauses (i), (ii), (iv) and (vi) of Instruction 2 to Item 1014 and Item 1014(e) or explain in detail why such factors were not deemed material or relevant.  If the procedural safeguards in Item 1014(e) were not considered, please explain why the CCE Board believes the proposed merger is procedurally fair in the absence of such safeguards.

46.    We separately note that the analysis of TCCC and Merger Sub does not appear to address the factors described in clauses (i), (ii), (iii) and (vi) of Instruction 2 to Item 1014 and Item 1014(d) and (e) or explain in detail why such factors were not deemed material or relevant.  If the procedural safeguards in Item 1014(d) and (e) were not considered, please explain why such filing persons believe the proposed merger is procedurally fair in the absence of such safeguards.  We also remind you of our earlier comment noting that the current disclosure in the proxy statement/prospectus does not appear to comply with the filing, dissemination and disclosure requirements of Schedule 13E-3 as to New CCE.  For example, page 58 of the proxy statement/prospectus only refers to the position of TCCC and Merger Sub, as opposed to also including New CCE, regarding fairness of the Merger.

47.    Note that if the CCE Board has based its fairness determination on the analysis of factors undertaken by the Affiliated Transaction Committee and/or Credit Suisse and Lazard, the CCE Board must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.  Currently, disclosure in the first paragraph of the section entitled "The CCE Board" on page 55 only indicates that the CCE Board  "expressly adopted the Affiliated Transaction Committee's *conclusions*" (emphasis added).  Note however, that to the extent (1) the CCE Board did not adopt another person's discussion and analysis, or (2) the CCE Board *did* adopt the Affiliated Transaction Committee's or its financial advisors' analyses and discussions, but such analyses and discussions do not address each of the factors referenced in the preceding comment, the CCE Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  This comment also applies to disclosure provided in a future amendment in response to the preceding comment as to TCCC, New CCE and Merger Sub, as well as to any filing persons added in response to comments one and two above.

TCCC's Reasons for, and Purpose of, the Merger, page 57

48.     If TCCC, New CCE and Merger Sub considered alternative means to accomplish the going-private transaction, briefly describe the alternatives and the reasons for their rejection.  If you believe such disclosure is already provided as to these entities, please advise.

Position of TCCC and Merger Sub Regarding Fairness of the Merger, page 58

49.     Please clarify your disclosure as to why the CCE Affiliated Transaction Committee, the CCE Board, TCCC, and Merger Sub did not consider net book value to be a useful indicator of CCE's value.  That net book value is "an accounting concept" or "indicative of historical costs" does not seem to preclude an analysis.  In addition, please quantify the going concern value.

Public Shareowners, page 61

50.     Item 1013(d) of Regulation M-A requires disclosure of the effects of the Rule 13e-3 transaction on CCE, its affiliates and unaffiliated security holders.  The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders.  Please confirm in the disclosure that references in this section to "CCE's public shareowners" is intended to mean unaffiliated security holders only and not also those holders who are directors and executive officers of CCE.

51.     In addition, disclosure on pages 60 through 62 describes the effects on TCCC's interest in the bet book value and net earnings of CCE but does not include a discussion of other effects, if any, on TCCC, New CCE or Merger Sub or any effects of the going-private transaction on CCE's directors and executive officers.  Please revise to disclose or advise where such disclosure is currently located within the Special Factors section of the proxy statement/prospectus.

Certain Forecasts, page 62

52.     Please disclose (i) the approximate date on which the forecasts were last updated by management and (ii) the key business and economic assumptions underlying the forecasts.  Also, indicate what role, if any, TCCC, its directors, officers or any other filing person added in a future amendment in response to comments one and two above played in formulating these forecasts.

Opinion of the CCE Affiliated Transaction Committee's Financial Advisor, page 64

53.     We note your statement on page 64 that Greenhill "relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives and management of CCE and TCCC (with respect to the Norway and Sweden Companies) for the purposes of its opinion." Please note that material information used by Greenhill in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board considered that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Greenhill that it used to formulate its opinion, including the specific assumptions outlined in Greenhill's fairness opinion and report. This comment applies similarly to the analyses of Credit Suisse, Lazard, and Goldman Sachs.

54.     We note that the description in the proxy statement/prospectus regarding the material relationships between Credit Suisse and CCE does not provide a narrative and quantitative description of the fees paid or to be paid to Credit Suisse and its affiliates by CCE and its affiliates. Please revise the proxy statement/prospectus to provide such disclosures. This comment applies similarly to Greenhill, Lazard, and Goldman Sachs.

Summary of Greenhill's Financial Analyses, page 65

Opinions of CCE's Financial Advisors, page 69

Opinion of TCCC's Financial Advisor, page 79

55.     Please ensure that each report describes the purpose of each analysis and why particular measures, multiples, and ratios were chosen for analysis. If applicable, please include the underlying data, including any mean, average, high and low values and any comparable values for CCE that were considered. In addition, for each report, please identify the companies and transactions that met your selection criteria and disclose any companies or transactions that were excluded and the reasons for their exclusion. Please revise to describe how the results of each analysis support the fairness conclusion.

Regulatory Approvals Required for the Merger, page 84

56.     Please revise the fourth to last paragraph on page 85 to include the information required by Item 3(i) of Form S-4.

Certain Litigation Matters, page 94

57.     Please provide us with a copy of each complaint filed in the Georgia Superior Court and a
        copy of the consolidated complaint filed in the Delaware Court of Chancery.

Financing of the Merger, page 95

58.     State the total amount of funds to be used in the transaction.  Also furnish a reasonably
        itemized statement of all expenses to be incurred or estimated to be incurred in
        connection with the transaction.  See Item 1007(a) and (c) of Regulation M-A.  Please
        also advise us when New CCE anticipates having a financing agreement or arrangement
        in place and your expectation as to providing the disclosure required by Item 1007(d).

Solicitation of Proxies and Expenses, page 101

59.     We note that solicitations will be made by mail, email, telephone, facsimile, and in
        person.  Be advised that all written soliciting materials, including any scripts to be used in
        soliciting proxies over the telephone, in formal or informal meetings or interviews, in e-
        mail correspondence and information posted on web sites and chat rooms, must be filed
        under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).  Please confirm your
        understanding.

The Merger Agreement, page 103

60.     We note the reference to qualifying disclosures on page 103, "which disclosures are not
        reflected in the Merger Agreement."  We remind you of New CCE's obligation pursuant
        to Item 601(b)(2) of Regulation S-K to file schedules to the Merger Agreement if they
        contain information which is material to an investment decision and which is not
        otherwise disclosed in the Merger Agreement or the proxy statement/prospectus.

61.     We note the discussion of the Transition Services Agreement and Other Ancillary
        Agreements on page 121.  It is unclear why you do not discuss or cross reference
        discussion of the license and incidence agreements.  Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information of CCE North American
Operations, page 123

Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

Years Ended December 31, 2009, 2008, and 2007, page 126

62.     We note the "New CCE" Subtotal adjustments to arrive at "North America" Total for the
        years ended December 31, 2008 and 2007.  Please revise to include the pro forma

adjustments between New CCE and CCE to arrive at the "New CCE" Subtotal for the years ended December 31, 2008 and 2007 along with footnotes which clearly explain the assumptions involved for each pro forma adjustment.

Related Party Transactions, page 134

63.     We note the reference to the incidence agreement on page 134.  Please revise to provide quantitative and qualitative disclosure about the material terms, including the "rate."  Provide disclosure of the pricing terms of any other agreements where TCCC does not have complete discretion to set the price.

Business of New CCE, page 139

64.     Please revise to furnish the information required by Item 102 of Regulation S-K.  See Item 14(b) of Form S-4.

65.     Please revise to furnish the information required by Item 103 of Regulation S-K.  See Item 14(c) of Form S-4.

66.     We note your disclosure that New CCE would have generated approximately $850 million of operating income in 2009 on a pro forma basis, including the contributions of Norway and Sweden.  This amount does not agree with pro forma operating income of $843 million for 2009 as disclosed on page 150.  Please tell us what the difference represents and revise as necessary.

Unaudited Pro Forma Condensed Combined Financial Information of New CCE, page 146

67.     We note adjustment (d) increased accrued expenses by $55 million for liabilities that will be assumed by New CCE at closing including New CCE's portion of CCE's non-qualified defined benefit plan.  Please tell us why these liabilities were not included in the carve-out balance sheet for New CCE.  In addition, tell us why there are no corresponding adjustments to equity for accumulated other comprehensive income (loss) relating to pension liabilities, and no adjustments to the combined statement of operations for expenses related to the benefit plan.

68.     We note on page F-30 that New CCE had approximately $750 million in cumulative undistributed non-U.S. earnings as of December 31, 2009 for which no provision for U.S. federal and state income taxes had been made in the combined financial statements as earnings from its non-U.S. subsidiaries were considered to be indefinitely reinvested.  We further note on pages 149 and 151 that New CCE's blended tax rate could change based on amounts New CCE may need to repatriate to the U.S. for the payment of dividends, share repurchases, interest on U.S. issued debt, and a portion of salaries for U.S.- based employees, and other costs of corporate-level operations in the U.S.  Please tell us if the

Merger is structured in such a manner that significantly different results may occur due to changes in your indefinite reinvestment assertion. If so, tell us how you considered Rule 11-02(b)(8) of Regulation S-X and also tell us your consideration of providing pro forma adjustments for such effects.

69.     We note on page F-32 that there are no outstanding share-based awards in any of the legal entities of New CCE. However, it appears that the CCE share-based awards will be converted into New CCE share-based awards. Please provide the disclosures similar to those set forth in FASB ASC 718-10-50 to the extent applicable to provide investors with insight into the amount and nature of equity awards that will be outstanding at the time of the Merger.

Unaudited Pro Forma Condensed Combined Balance Sheet as of April 2, 2010, page 147

Note (e), page 148

70.     We note that adjustment (e) assumes New CCE does not retain any debt. Please clarify whether New CCE has an election to make with respect to how much debt it will assume, and tell us where the description of this aspect of the Merger resides within the "Merger Agreement" section on page 103.

Note (g), page 148

71.     We note the Acquisition of Norway-Sweden column represents the fair value of assets acquired and liabilities assumed. Please revise to disclose the preliminary calculation of the purchase price and its allocation including: net tangible assets and liabilities acquired, identifiable intangible assets, fair value adjustments to net tangible and intangible assets and liabilities, and costs and fees of the acquisition, as applicable. In addition, provide a narrative description of how you determined the fair value adjustments and disclose any contingent consideration or possibility for adjustment to the purchase price.

72.     Disclose the reasons why the Norway-Sweden purchase price allocation is preliminary and describe the nature of the applicable uncertainties. If you are awaiting any additional information that may impact the measurement of a contingency of Norway-Sweden, please describe clearly the nature of the contingency, identify the information you have arranged to obtain, indicate when the allocation is expected to be finalized, and the magnitude of any potential adjustment.

Note (h), page 148

73.     Please disclose what the $269 million payment of cash expected to be received from TCCC represents and how this amount was determined.

74.     We note your disclosure of the Payments with Respect to Adjusted Net Working Capital on pages 104-105.  Please tell us if your pro forma adjustment to cash and cash equivalents currently includes an estimate of the expected cash to be received from/paid to TCCC for this provision.  Also tell us if this payment can be reasonably estimated based on CCE's North American operations net working capital, as calculated from the April 2, 2010 balance sheet on page 124.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 149

75.     We note on page 59 that as of the effective time of the Merger, TCCC and New CCE will enter into a ten-year bottling agreement, providing for a ten-year renewal under certain conditions, on substantially similar terms to those existing at the time of the Merger Agreement for Great Britain, continental France, Belgium, the Netherlands, Luxembourg, Sweden and Norway, and TCCC and New CCE will enter into a 5-year incidence pricing arrangement.  Please tell us your consideration of providing pro forma adjustments for the effects of each new agreement.

76.     We note on page 120 that under the tax sharing agreement, New CCE generally will be responsible for taxes attributable to any member of the New CCE group, taxes for any pre-closing period attributable to any member of the CCE group or the European business and taxes resulting from the Merger and Separation and certain related transactions.  Please tell us if you reasonably expect the tax sharing agreement to have a discrete material impact for which disclosure of pro forma information would be material to investors.

77.     We note on page 121 the transition services agreement, and separate agreements to be entered into prior to the closing of the Transaction for the provision of certain aviation services and sublease of two floors at 2500 Windy Ridge Parkway.  Please tell us your consideration of providing pro forma disclosure for the effects of these agreements.

78.     We note on pages 106-107 that equity awards held by employees of CCE will be replaced with equity awards tied to the common stock of TCCC.  Please clarify that the disclosure to equity awards held by employees continuing in employment with CCE refers to the CCE that will be a subsidiary of TCCC and not New CCE that will be renamed Coca Cola Enterprises, Inc.  In addition, tell us whether any compensation expense will arise as a result of equity award replacements and explain to us the basis for that conclusion.  In your response, please provide us with an example of how the conversion ratio would be applied.

Three Months Ended April 2, 2010, page 149

79.     Please disclose how you arrived at the pro forma weighted average common shares outstanding for each period presented.

Note (a), page 149

80.     We note that the actual basic and diluted common shares outstanding for New CCE as an independent company could be materially different from these estimates. It appears based on the disclosure on page 106 that the number of CCE equity awards to be issued is contractually determined under the Merger Agreement. Please clarify why your calculations of weighted-average common shares outstanding are subject to estimate.

81.     We note that New CCE expects diluted weighted average common shares outstanding at closing to be 350-360 million which appears higher than the amount currently disclosed of 325 million and 319 million for the three months ended April 2, 2010 and year ended December 31, 2009. Please tell us why your diluted weighted average common shares outstanding at closing will increase and revise to disclose the reason(s) for the increase.

Note (d), page 149

82.     We note that the historical statements of operations of the Norway and Sweden Companies have been adjusted for the incremental depreciation and amortization associated with the fair value step-up in property, plant, and equipment and customers relationships through acquisition accounting (preliminary estimate). Please revise your footnote to disclose the amount of incremental adjustments to depreciation and amortization in your pro forma statements of operations for the three months ended April 2, 2010 and year ended December 31, 2009.

Note (f), page 149

83.     We note your estimated interest rate of five percent related to the issuance of new debt at closing to acquire the Norway and Sweden Companies and to pay the Cash Consideration. Please tell us if the five percent represents the current interest rate or the interest rate for which you have a commitment. To the extent a rate other than the current or committed rate is used, we believe that prominent disclosure of the basis of presentation, and the anticipated effects of the current interest rate environment should appear in the introduction to the pro forma financial statement and wherever pro forma information is provided. Please revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations of New CCE, page 153

84.     We note on page 139 that you expect New CCE to operate with a net debt to EBITDA ratio of 2.5 to 3.0 times. One of the principal objectives of Management's Discussion and Analysis ("MD&A") is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether EBITDA represents a key measure by which you manage your business, and if so, expand MD&A

to disclose and analyze your performance under this measure. Alternatively, tell us why that analysis would not be material to an investor's understanding of your business. Refer to FRC 501.12.b.1. for additional guidance.

Income Tax Expense, page 164

85.     We note on page 151 that you expect New CCE's effective tax rate to be 30% based on preliminary estimates of future earnings to be repatriated after closing. Please expand your analysis of income tax expense to explain how your effective tax rate in the past is not indicative of what you expect to realize in the future as a result of the repatriation of future earnings. In addition, describe why you will repatriate earnings in the future where you have not done so in the past.

Quantitative and Qualitative Disclosures About Market Risk, page 172

86.     Please revise to provide sensitivity analysis disclosures with respect to currency exchange rates or explain to us why you believe such disclosure is not necessary.

Contingencies, page 180

87.     We note on page 94 disclosure of several putative stockholder class action complaints. Please describe who will bear the costs to defend against this litigation and whether you expect the costs to have a material impact on the results of operations and cash flows of New CCE.

Directors and Executive Officers of New CCE, page 181

Executive Compensation of New CCE, page 184

88.     We note your references to information in CCE's annual meeting proxy statement throughout these sections. It does not appear that you can incorporate by reference from CCE's proxy statement the information required by Items 18(a)(7)(i) and (a)(7)(ii) of Form S-4. Please advise or revise.

Where You Can Find More Information, page 197

89.     Please revise where appropriate to furnish the information required by Item 101(e) with respect to the registrant. In this regard, we note the statement that the offering document "constitutes a prospectus of New CCE."

Financial Statements, page F-1

90.   It appears that the acquisition by New CCE of the Norway-Sweden companies is conditioned upon the Merger as discussed in the S-4.  Please tell us how you considered Rule 3-05(a)(3) of Regulation S-X in determining whether the financial statements of the Norway-Sweden companies should be presented by virtue of their businesses being related to the businesses of the European operations of CCE.  If you conclude that the Norway-Sweden financial statements should be provided in the S-4, please note that they do not meet the criteria for combination with the New CCE financial statements.

Notes to Combined Financial Statements

Note 9. Employee Benefit Plans (Benefit Plan Contributions), page F-29

91.   We note New CCE's total pension and other postretirement contributions of $87 million for the year ended December 31, 2009.  We further note the non-U.S. pension contributions of $152 million for the year ended December 31, 2009, as disclosed on page 88 of CCE's December 31, 2009 Form 10-K.  Please tell us why International CCE's pension contributions are lower than CCE's non-U.S. contributions.

Note 10. Income Taxes, page F-30

92.   We note New CCE's income before income taxes of $629 million for the year ended December 31, 2008.  We further note the non-U.S. loss before income taxes of $422 million for the year ended December 31, 2008 which includes a noncash franchise license impairment charge of $1,046 million, as disclosed on page 89 of CCE's December 31, 2009 Form 10-K.  Please tell us how you considered this impairment charge in the preparation of your carve-out financial statements.

Note 13. Operating Segment, page F-32

93.   We note on page F-9 that as of the effective time of the Merger, New CCE will be comprised of the legal entities that were previously part of CCE's European operations, as well as Coca-Cola Enterprises (Canada) Bottling Finance Company.  Please tell us:

   a.   the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9;

   b.   the factors used to identify reportable segments; and

   c.   the basis for aggregating all identified operating segments into one reportable segment given the aggregating criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

94.    Please tell us how you considered the requirements of FASB ASC 280-10-50-41
       (Information about Geographic Areas) and 50-42 (Information about Major Customers)
       with respect to New CCE.

Part II

Exhibits 2.1 and 2.2

95.    We note that the schedules have been omitted pursuant to Item 601(b)(2) of Regulation
       S-K.  Please include an agreement to furnish a copy of any omitted schedule to the
       Commission upon request.

Exhibit 99.1

96.    Please revise to indicate that the form of proxy card is a preliminary copy.  See Rule 14a-
       6(e)(1).

Item 22. Undertakings

97.    Please tell us why you do not include the undertakings in Items 512(a)(5) and (a)(6) of
       Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since each filing person, and if applicable, its
management are in possession of all facts relating to such filing person's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from each filing person
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve each filing person from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,


John Reynolds
Assistant Director


cc:     Gerard M. Meistrell, Esq.
        Jonathan I. Mark, Esq.
        Helene R. Banks, Esq.
        Fax:    (212) 269-5420